                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                       (Amendment No. ________________)

                             The North Face, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, par value $0.0025
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   65931710
-------------------------------------------------------------------------------
                                (CUSIP Number)

                       Green Equity Investors III, L.P.,
                      c/o Leonard Green & Partners, L.P.
                     11111 Santa Monica Blvd., Suite 2000
                         Los Angeles, California 90025
                                (310) 954-0444
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Edmund Kaufman, Esq.
                              Irell & Manella LLP
                        333 S. Hope Street, Suite 3300
                         Los Angeles, California 90071
                                (213) 620-1555

                               February 26, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                              (Page 1 of 11 Pages)

CUSIP No. 65931710                                  13D                          Page 2 of 11 Pages
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     GREEN EQUITY INVESTORS III, L.P.
---------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                       (b) [ ]
---------------------------------------------------------------------------------------------------
         3           SEC USE ONLY
---------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS*
                     AF, WC, OO
---------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEM 2(d) or 2(e)                                     [ ]
---------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
---------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
                             0
   BENEFICIALLY           -------------------------------------------------------------------------
                          8  SHARED VOTING POWER
   OWNED BY EACH             720,060
                          -------------------------------------------------------------------------
     REPORTING            9  SOLE DISPOSITIVE POWER
                             0
      PERSON              -------------------------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
       WITH                  0
---------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     720,060
---------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       [ ]
---------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.6%
---------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*
                     PN
---------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65931710                                  13D                          Page 3 of 11 Pages
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     TNF INVESTMENT LLC
---------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                       (b) [ ]
---------------------------------------------------------------------------------------------------
         3           SEC USE ONLY
---------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS*
                     AF, WC, OO
---------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEM 2(d) or 2(e)                                     [ ]
---------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
---------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
                             0
   BENEFICIALLY           -------------------------------------------------------------------------
                          8  SHARED VOTING POWER
   OWNED BY EACH             720,060
                          -------------------------------------------------------------------------
     REPORTING            9  SOLE DISPOSITIVE POWER
                             0
      PERSON              -------------------------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
       WITH                  0
---------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     720,060
---------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       [ ]
---------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.6%
---------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*
                     OO
---------------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65931710                                  13D                          Page 4 of 11 Pages
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     TNF ACQUISITION LLC
---------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                       (b) [ ]
---------------------------------------------------------------------------------------------------
         3           SEC USE ONLY
---------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS*
                     AF, WC, OO
---------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEM 2(d) or 2(e)                                     [ ]
---------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
---------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         7  SOLE VOTING POWER
                             0
   BENEFICIALLY           -------------------------------------------------------------------------
                          8  SHARED VOTING POWER
   OWNED BY EACH             720,060
                          -------------------------------------------------------------------------
     REPORTING            9  SOLE DISPOSITIVE POWER
                             0
      PERSON              -------------------------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
       WITH                  0
---------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     720,060
---------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       [ ]
---------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.6%
---------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*
                     OO
---------------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Schedule 13D is being filed by Green Equity Investors III, L.P. ("GEI"), TNF Investment LLC ("TNFI") and TNF Acquisition LLC ("TNFA", and collectively with GEI and TNFI, the "Reporting Persons"), with respect to the shares of Common Stock, par value $0.0025 per share (the "Common Stock") of The North Face, Inc., a Delaware corporation (the "Issuer"), beneficially owned by James G. Fifield ("Fifield"), Chief Executive Officer and President of the Issuer.

     As described in Item 4, on February 27, 1999 the Issuer entered into a Transaction Agreement (the "Transaction Agreement") with TNFA, regarding a recapitalization of the Issuer and certain other transactions. On February 26, 1999, Fifield, TNFA and TNFI, the sole member of TNFA (TNFI together with TNFA, the "Investors") entered into two letter agreements (the "Letter Agreements") in connection with the transactions contemplated by the Transaction Agreement. GEI is the sole member of TNFI. As a result, the Investors, GEI and Fifield may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with Fifield constitute a "person" or "group" for any purpose.

     Capitalized terms used but not otherwise defined herein have the respective meanings given to those terms in the Schedule 13D. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock of The North Face, Inc., a Delaware corporation (the "Issuer"). The Principal executive offices of the Issuer are located at 2013 Farallon Drive, San Leandro, California 94577.

Item 2.  Identity and Background.

     (a)-(c) This statement is being filed collectively by Green Equity Investors III, L.P., a Delaware limited partnership, TNF Investment LLC, a Delaware limited liability company, and TNF Acquisition LLC, a Delaware limited liability company, pursuant to their agreement to the collective filing of their statement. TNFI is the sole member of TNFA and GEI is the sole member of TNFI. GEI III is principally engaged in the business of investment in public and private equity securities. TNFI and TNFA are newly created entities established to acquire and control the Issuer. The principal business and the principal offfices of the Reporting Persons are located at 11111 Santa Monica Blvd., Suite 2000, Los Angeles, California 90025.

     (d) and (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date of this Schedule 13D, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer, other than the shared voting power of the 720,060 shares beneficially owned by Fifield, which is subject to the Letter Agreements, dated February 26, 1999. TNFA, pursuant to the terms and transactions contemplated in the Transaction Agreement has the right to acquire a majority interest in the outstanding Common Stock of the Issuer at the Closing. TNFA will acquire the funds necessary to purchase the Common Stock of the Issuer in accordance with the terms of a commitment letter, dated February 26, 1999, from Leonard Green & Partners, L.P., on behalf of GEI, to provide up to $88 million of equity financing or obtain financing commitments from other alternative financing sources to complete the recapitalization of the Issuer.

Item 4.  Purpose of Transaction.

     On February 27, 1999 the Issuer and TNFA entered into the Transaction Agreement. The steps to be taken pursuant to the Transaction Agreement include a tender offer by the Issuer for any and all of its Common Stock (except for the Common Stock held by Fifield) and the purchase of newly issued shares of Common Stock, representing a controlling interest of the Issuer, by TNFA. The Transaction Agreement calls for the tender offer and stock purchase to be followed by a merger between TNFA and the Issuer, with the Issuer as the surviving corporation pursuant to which any shares of Common Stock not previously tendered and redeemed (other than those held by Fifield and certain members of management) will be acquired for cash.

     Following the successful consummation of the transactions contemplated by the Transaction Agreement, TNFI will own a majority of the outstanding Common Stock of the Issuer, and TNFI and Fifield at the Closing will enter into a Stockholders Agreement that will govern the composition and nomination procedures of the Board of Directors of the Issuer.

     On February 26, 1999, Fifield and the Investors entered into a Letter Agreement in connection with the transactions contemplated by the Transaction Agreement. Pursuant to the Letter Agreement:

     1. The shares of Common Stock owned by Fifield at the time of the Letter Agreement (the "Owned Company Stock") will continue to be outstanding at and after the closing of the transactions contemplated by the Transaction Agreement (the "Closing").

     Fifield and TNFI will enter into a Stockholders Agreement at the Closing that will include customary terms and conditions regarding a minority investor such as Fifield, including piggyback registration rights, a demand registration right and tag-along sale rights, drag-along sale rights and a right of first refusal between Fifield and TNFI. The Stockholders Agreement will also provide that for so long as Fifield is employed by the Issuer, Fifield will be nominated to be a member of the Issuer's Board and TNFI will vote its equity in favor of Fifield's election. Any representatives of TNFI who are members of the Board will vote for Fifield to be Chairman of the Board and a member of the Board's executive committee, compensation committee and any other committee of the Board requested by Fifield, so long as such committee is not legally required to be comprised solely of outside directors or the Board, based on the advice of counsel, determines that it would be inadvisable for Fifield to be a member of such committee. Fifield will continue to be nominated to be a member of the Board after Fifield is no longer employed by the Issuer, and TNFI will vote its equity in favor of Fifield's election, provided Fifield maintains a requisite level of equity investment in the Issuer.

     2. Fifield may purchase, directly from the Issuer or through a purchase of equity in TNFI or TNFA, additional equity of the Issuer, within the limits established in the Letter Agreements. Such additional equity will be subject to the Stockholder Agreement.

     3. Fifield's 400,000 options to purchase Common Stock, at a per-share exercise price of $9.63 per share, the vesting and exercisability of which will be accelerated upon the Closing pursuant to their terms (the "Vested In-the-Money Options"), will remain outstanding but the exercise price and number of shares shall be adjusted such that the per-share exercise price will be equal to 30% of the fair market value of one share of the Common Stock immediately following the Closing and the number of shares to which the Vested In-the-Money Options are subject also shall be adjusted, so that the aggregate "spread" in such options following the adjustment (i.e., the aggregate excess of the fair market value of the equity of the Issuer subject to such options over the aggregate adjusted exercise price of such options) is equal to the aggregate spread in the pre-adjustment Vested In-the-Money Options at the Closing, based on the Deal Price. Shares obtained upon the exercise of Vested In-the-Money Options will become subject to (and entitled to the benefits of) the Stockholders Agreement, as if such shares were Owned Company Stock.

     4. Fifield's 500,000 options to purchase Common Stock, at a per-share exercise price of $21.00, the vesting and exercisability of which will be accelerated upon the Closing pursuant to their terms (the "Vested Out-of-the-Money Options"), will be canceled as of the Closing. In lieu of those options, Fifield will receive a new grant of ten-year options to purchase equity of the Issuer (the "New Company Options"). The number of shares to which the New Company Options will be subject is equal to six percent (6%) of the fully diluted equity of the Issuer (including for this purpose all equity of the Issuer underlying any options outstanding immediately following the Closing, and all equity of the Issuer underlying any options not so outstanding, but reserved for future issuance). The per-share exercise price of the New Company Options will be the fair market value of one share of Issuer equity immediately following the Closing. One-half of the New Company Options will vest in equal portions on each of the first five anniversaries of the date of grant (the "Time Vested Options"). The other one-half of the New Company Options (the "Performance Options") will vest based on the attainment of pre-established performance goals, with one-fifth of such options available for vesting in each of the first five calendar years including and following the Closing (i.e., calendar years 1999-2003) based on the attainment of performance goals in those years. Other than as stated above, the provisions of the New Company Options (e.g., term, manner of exercise) will be substantially the same as those now contained in the Vested Out-of-the-Money Options.

     On February 26, 1999, Fifield executed a Side Letter Agreement, addressed to the Investors, in connection with the transactions contemplated in the Transaction Agreement. Pursuant to the Side Letter Agreement, Fifield has also agreed with the Investors not to:

         (a) tender any of Fifield's shares of the Issuer in connection with any tender offer;

         (b) sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding will respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of such shares of the Issuer or any interest therein; or

         (c) grant any powers of attorney or proxies or consents in respect of any of such shares of the Issuer, deposit any of such shares of the Issuer into a voting trust, enter into a voting agreement with respect to any of such shares of the Issuer or otherwise restrict or take any action adversely affecting Fifield's ability freely to exercise all voting rights with respect thereto.

     Except as set otherwise set forth in this Schedule 13D, the Reporting Persons have no intention, plan or proposal with respect to:

         1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         4. Any change in the present Board of Directors or management of the Issuer, including any plan or proposals to change the number of term of directors or to fill any existing vacancy on the Board;

         5. Any material change in the present capitalization or dividend policy of the Issuer;

         6. Any other material change in the Issuer's business or corporate structure;

         7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         10. Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     To the knowledge of Reporting Persons, the aggregate number of shares of Common Stock outstanding as of February 24, 1999 was 12,711,072.

              (a) Although Reporting Persons do not own any shares of Common Stock of the Issuer as of the close of business on the date hereof, pursuant to the terms and transactions contemplated in the Transaction Agreement, TNFA has the right to acquire a majority interest in the outstanding common stock of the Issuer at the Closing. As of the close of business on the date hereof, Fifield may be deemed to beneficially own 720,060 shares of Common Stock. Such shares represent 5.6% of the Common Stock outstanding and include 10,000 shares owned by Fifield's spouse. Fifield disclaims beneficial ownership of the shares owned by Fifield's spouse.

              (b) Fifield has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by Fifield, other than the shares owned by Fifield's spouse, except to the extent that Fifield may be deemed to share voting and dispositive power with TNFA, TNFI and GEI pursuant to the arrangements set forth in the Letter Agreements.

              (c) Except as set forth above, the Reporting Persons have not effected any transaction in shares of Common Stock during the preceding 60 days.

              (d) To the knowledge of the Reporting Persons, no person other than Fifield has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Fifield, other than the shares owned by Fifield's spouse.

              (e)  Not applicable.

     None of TNFA, TNFI or GEI beneficially own any shares of Common Stock of the Issuer, except to the extent that they may be deemed to share voting and dispositive power with Fifield regarding the shares described in item 5(a) above or may be deemed to comprise a "group" with Fifield.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1.  Joint Filing Agreement dated March 8, 1999.

     Exhibit 2. Transaction Agreement, dated February 27, 1999, between The North Face, Inc. and TNF Acquisition LLC.

     Exhibit 3. Letter Agreement, dated February 26, 1999, among James Fifield, TNF Investment LLC and TNF Acquisition LLC.

     Exhibit 4. Side Letter Agreement, dated February 26, 1999, addressed to TNF Investment LLC and TNF Acquisition LLC from and executed by James Fifield.

     Exhibit 5. Commitment Letter, dated February 26, 1999, addressed to the Board of Directors of The North Face, Inc., from and executed by Leonard Green & Partners, L.P., on behalf of Green Equity Investors III, L.P.

                            SIGNATURE AND AGREEMENT



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned signatories hereby agree that the foregoing statement is filed on behalf of each of them.

Dated:  March 8, 1999

                         GREEN EQUITY INVESTORS III, L.P.

                         By:  GEI III, L.L.C.


                              By: /s/  Jonathan D. Sokoloff
                                  -----------------------------------
                                  Jonathan D. Sokoloff, Manager


                         TNF ACQUISITION LLC

                         By:  Jonathan D. Sokoloff, Manager


                              By: /s/  Jonathan D. Sokoloff
                                  ----------------------------------
                                  Jonathan D. Sokoloff, Manager

                         TNF INVESTMENT LLC


                         By:  Jonathan D. Sokoloff, Manager



                              By: /s/  Jonathan D. Sokoloff
                                  ----------------------------------
                                  Jonathan D. Sokoloff, Manager